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                                                             Exhibit (a)(5)(vii)

        Subsequent Offering Period for Abengoa's Tender Offer Expires;
                     Acquisition of High Plains to Follow


     Seville, Spain, January 17, 2002--Abengoa, S.A. today announced that the subsequent offering period of its tender offer by its wholly owned subsidiary, ASA Environment & Energy Holding AG (ASA), to purchase all of the outstanding shares of common stock of High Plains Corporation (NASDAQ: HIPC) expired Wednesday, January 16, 2002, at midnight, Eastern Standard Time.

     Following the expiration, the results of the shares tendered in the initial and subsequent offering periods totaled 15,493,049 shares, representing approximately 94.13% of the outstanding shares of High Plains' common stock.

     Abengoa has accepted for purchase and payment all of the shares that were validly tendered in the subsequent offering period of the tender offer.

     Abengoa intends to merge Abengoa Biofuels Corp., a wholly owned subsidiary of ASA, into High Plains in accordance with and subject to all applicable laws. Upon the effective date of the merger, the remaining shares of High Plains' common stock will be converted into the right to receive $5.6358 per share. Abengoa intends to complete the merger as soon as possible and to delist the shares of High Plains from NASDAQ immediately thereafter.

     High Plains Corporation is among the nation's largest producers of ethanol, the gasoline additive that helps clean the air while reducing our dependence on foreign oil. High Plains is the only public company that focuses exclusively on ethanol and ethanol-based products, and with its recent Nebraska facility expansion, will produce over 85 million gallons of ethanol annually. The Company operates facilities in Colwich, Kansas, York, Nebraska and Portales, New Mexico. Additional information about the Company can be found at its Web site, www.highplainscorp.com.
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     Abengoa, S.A. is a $1.3 billion company headquartered in Seville, Spain and is listed on the Madrid Stock Exchange. It owns companies and conducts businesses around the world in engineering and construction, systems and network integration, environment and ethanol production. Abengoa currently operates in Spain one 25 million gallon per year ethanol plant and has a second 35 million gallon per year plant planned to start up before June 2002. Additional information about Abengoa can be found at its Web site, www.abengoa.com.
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     The matters discussed in this press release which are not historical facts contain forward looking information with respect to plans or projections of future performance of High Plains, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, legislative changes regarding air quality, fuel specifications or incentive programs, changes in cost of grain feedstock and changes in market prices or demand for motor fuels and ethanol. A complete description of these factors, as well as
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other factors which could affect High Plains' business, is set forth in High
Plains' Form 10-K/A for the fiscal year ended June 30, 2001.

For further information contact:

Abengoa, S.A.
Amando Sanchez
34 95 493 71 11